N E W S R E L E A S E

August 7, 2003	Trading Symbols:
News Release 03-13	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD ACQUIRES 100% INTEREST IN CHALLACOLLO PROJECT

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the exercise of its option to acquire a 100% interest in the Challacollo silver project located in Region One of northern Chile. In addition to announcing the exercise of the option, the company also reports on 16 reverse circulation drill holes (totalling 4,055 metres) from the recently completed drill program, which included both in-fill drilling and extension drilling on the Lolon vein.

Under the terms of an option agreement reached in 2001, Silver Standard made the US$600,000 final payment of the US $1.5 million option price to acquire the project. Silver Standard now owns 100% of the project, subject to a 4% net smelter returns royalty, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US $1.5 million. Based on the previously reported measured and indicated resources of 2.2 million tonnes grading 202 grams per tonne and inferred resources of 4.1 million tonnes grading 182 grams per tonne, the acquisition cost for the project is less than US$0.04 per resource ounce and is in line with Silver Standard’s acquisition strategy.

Silver Standard previously reported holes 25-40 (with partial results for holes 28, 39 and 40) with complete assays for all holes now received. Results for holes 28, 39 and 40 are being reported in addition to the new holes 41 through 55. The new drill holes demonstrate the potential for bulk underground mining of this silver-dominant project.

CHAG-42A intersected 65 feet grading 4 ounces per ton silver (20 meters grading 141 grams per tonne), including of 9.8 feet grading 9.4 ounces per ton silver (3 meters grading 322 grams per tonne), and CHAG-43 intersected 36 feet grading 9 ounces per ton silver (11 meters grading 310 grams per tonne). CHAG-39 contains a previously reported interval of 49 feet grading 8.6 ounces per ton silver (15 meters grading 292 grams per tonne) within a much wider interval of 141 feet grading 4.5 ounces per ton silver (43 meters grading 154 grams per tonne).

CHAG-28 contained 75 feet grading 3.8 ounces of silver per ton (23 meters grading 132 grams per tonne), including 29.5 feet grading 6.9 ounces per ton silver (9 meters grading 236 grams per tonne), while CHAG-40 contained 125 feet grading 5.6 ounces of silver per ton (38 meters grading 191 grams per tonne), including 39 feet grading 13 ounces per ton silver (12 meters grading 450 grams per tonne). Holes 48, 52 and 54 were drilled at depth and encountered lower grades of mineralization. Holes 44 and 45, which intersected anomalous silver values, tested the Gladys vein which is west of and parallel to the Lolon vein. There is good potential on the property to add to the resource which has been outlined to date.

Silver Standard is pleased that the results of the 2003 drill program have confirmed the wide and high grade zones of mineralization encountered in the 2002 program. The company will now complete a polygonal resource calculation, and a scoping study will be undertaken to determine the economic parameters of the project. Challacollo complements Silver Standard’s strategy of being one of the purest silver companies since most of the mineralized value of the Lolon vein is in silver with minor amounts of lead, zinc and gold.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed with over $10.6 million in cash and $2 million in marketable securities, and is actively advancing its portfolio with drill programs and new acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED CHALLACOLLO DRILLING RESULTS* August 2003
Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Gold (in g/t)	Interval (feet)	Silver (in oz/ton)
CHAG-28	7682866N 464315E	-60º/ 96º	92	115	23	132	0.24	75.4	3.8
including			106	115	9	236		29.5	6.9
CHAG-39	7683429N 464341E	-45º/ 90º	25	68	43	154	0.12	141.0	4.5
including			49	64	15	292	0.27	49.2	8.6
CHAG-40	7683358N 464364E	-44º/ 92	19	57	38	191	0.33	124.6	5.6
including			44	56	12	450	0.86	39.4	13.1
CHAG-41	7683790N 464504E		92	97	5	72	0.36	16.4	2.1
CHAG-42A	7683274N 464248E	-48º/ 86º	228	248	20	141	0.18	65.6	4.1
including			245	248	3	322	0.18	9.8	9.4
CHAG-43	7683069N 464217E	-62º/ 90º	134	143	9	159	0.12	29.5	4.6
			164	175	11	310	0.54	36.1	9.0
CHAG-46	7683149N 464217E	-52º/ 95º	193	198	5	146	0.52	16.4	4.3
CHAG-47	7683117N 464153E	-60º/ 91º	279	284	5	201	0.34	16.4	5.9
CHAG-48	7683186N 464180E	-64º/ 81º	anomalous values
CHAG-49	7682835N 464128E	-48º/ 91º	54	58	4	130	0.23	13.1	3.8
CHAG 50	7683010N 646127E	-58º/ 70º	anomalous values
CHAG-51	7682918N 464133E	-51º/ 89º	262	276	12	163	0.18	39.4	4.7
including			271	275	4	278	0.25	13.1	8.1
CHAG-52	7683280N 464205E	-64º/ 85º	anomalous values
CHAG-53	7683333N 464209E	-48º/ 77º	197	204	7	87	0.11	23.0	2.6
CHAG-54	7683420N 464276E	-70º/ 90º	193	198	5	131	0.33	16.4	3.8
CHAG-55	7683457N 464276E	-60º/ 80º	191	195	4	139	0.66	13.1	4.0

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Challacollo exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its Antofagasta, Chile, facilities. Samples with up to 100 grams of silver per tonne were fire assayed with an AA finish and a fire assay with gravimetric finish was run on all samples containing more than 100 grams of silver per tonne silver as determined by ICP analysis. One in 10 samples were duplicate assayed at ALS Chemex’s office in Vancouver and selected high-grade samples were analyzed a second time for accuracy.